EX-99 Exhibit to Form 12b-25

(PricewaterhouseCoopers Letterhead)



U.S Securities and Exchange Commission
Washington, D.C. 20549


To Whom It May Concern:

In reference to Form 12b-25 filed by General DataComm Industries, Inc. (the "Company") for the period ended September 30, 1999, we represent that we could not furnish the required opinion on the Company's 10-K filing by the due date of December 29, 1999.

The Company is in the process of amending the loan agreement with its principal lenders which would significantly impact the disclosures in the 10-K filing. Due to the timing of this event, we will be unable to complete our audit procedures in time for the filing deadline.

Sincerely,

/S/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP


cc:  William G. Henry
     General DataComm Industries, Inc.